ENCOMPASS FUND

Opportunities. Not Boundaries.

October 14, 2009

Dear Fellow Shareholders:

It is with great pride that we report that Encompass Fund has gained 100.51% for the year through September 30, 2009. There are very few mutual fund managers who have the opportunity in their careers to report to their shareholders that the Fund they manage has posted such gains over a nine-month period.

It is also with great pride that we report that the Encompass Fund is featured in Barron's Mutual Fund Quarterly (issue dated October 12, 2009, page L12), in an article titled "2009's Big Winners See Slimmer Pickings Ahead".

The Encompass Fund's performance enabled the Fund to rank number 15 year-to-date of the approximately 16,000 mutual funds tracked by Morningstar *. What makes this performance all the more exceptional is that it was accomplished with *more than a 30% allocation to cash over the last three months*. We have held so much in cash because we have been wary of the equities markets, after the rapid and extensive gains since early March.

We continue to be cautiously optimistic about equities. We think that most companies prudently reacted to these challenging economic times by cutting expenses, mostly by reducing labor costs and capital expenditures. As the economy has slowly improved and revenues have gradually increased, these companies have increased their operating margins.

As we have reported, we had sufficient confidence in a number of resource companies to add to positions late last year and early this year, even though a number of these companies lost more than 50% of their value in the last half of 2008. Shareholders have been richly rewarded as several of these companies have doubled and tripled in 2009. In most cases, even after these large gains, we continue to feel that these companies are still not fully valued. The companies continue to either increase their resources or upgrade the quality of the resource and these improvements have not yet been fully recognized in the marketplace.

We have reported to shareholders how the managers have contacts with brokerage firms and companies which provide us opportunities to invest in

offerings that are not utilized by most mutual funds. We want to provide an example so shareholders will understand some of the ways the Encompass Fund is unusual. Recently one of the Fund's analysts reported on a company with which he was familiar, Leisure Canada, based in Vancouver. We researched the company and spoke at length with the company's CEO. After weighing the risks and the potential rewards, we were convinced that Encompass should invest in a stock offering being done by Leisure Canada.

The company had been doing business in Cuba for about 12 years and had purchased three parcels of undeveloped waterfront property on the island some 12 years ago. With the expansion of travel by tourists and Cuban-Americans with family members in Cuba, there is a lack of luxury hotels for visitors. Leisure Canada is raising money to build a 700-room luxury hotel on the water in downtown Havana! They are likely to partner with a major international hotel operator in this project.

The investment we made in Leisure Canada was small (about 1% of the portfolio), but it reflects the unusual kinds of opportunities that the Encompass Fund has been able to accomplish. We think our Fund is unlike other funds and that many investors would benefit from exposure to the unique investment opportunities we provide. As current investors we assume you agree, so please tell your friends about the Encompass Fund!

We have added a new section to the Fund's website, www.encompassfund.com, entitled "In the News". It has interviews and discussions with your managers, and contains information about our investing philosophy, your Fund, and its investments. Please visit it. As evidenced by the Fund's recent coverage in Barron's in the article about four top performing mutual funds, we are being contacted and interviewed by the financial media.

Thank you for your continued support.

Yours truly,

Malcolm H. Gissen   Marshall G. Berol

** For the calendar year-to-date period ended 9/30/09. The Encompass Fund was ranked No.2 among 701 World Stock funds tracked by Morningstar for the one-*

year period ended 9/30/09. The Encompass Fund was ranked No. 313 among 521 World Stock funds tracked by Morningstar for the three-year period ended 9/30/09.

***The Encompass Fund had a total return of 100.51% compared to 26.64% for the MSCI EAFE NR USD for the year-to-date period ended 9/30/09. The Encompass Fund had a total return of 27.90% compared to 0.39% for the MSCI EAFE NR USD for the one-year period ended 9/30/09. The Encompass Fund had an average annualized return of -6.17% compared to -4.56% for the MSCI EAFE NR USD since inception on 6/30/06 through 9/30/09. Returns include change in share prices and in each case include reinvestment of any dividends and capital gain distributions. The MSCI EAFE (Europe, Australasia, Far East) NR USD is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada.*

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling the transfer agent at 1-888-463-3957 or at www.encompassfund.com. The prospectus should be read carefully before investing.